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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934
For the fiscal year ended December 31, 2001

Commission File Number 1-14201

A.
Full title of the Plans and the address of the Plans, if different from that of the issuer named below: Sempra Energy Savings Plan, Sempra Energy Trading Retirement Savings Plan, San Diego Gas & Electric Company Savings Plan and Southern California Gas Company Retirement Savings Plan

B.
Name of issuer of the securities held pursuant to the Plans and the address of its principal executive office: Sempra Energy, 101 Ash Street, San Diego, CA 92101-3017

SAN DIEGO GAS &
ELECTRIC COMPANY
SAVINGS PLAN

Financial Statements for the Years Ended
December 31, 2001 and 2000 and
Independent Auditors' Report

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000 AND FOR THE YEARS THEN ENDED:
Statements of Assets Available for Benefits	2
Statements of Changes in Assets Available for Benefits	3
Notes to Financial Statements	4-7

        Certain schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the Trustee of the Master Trust in which the Plan participates.

INDEPENDENT AUDITORS' REPORT

San Diego Gas & Electric Company Savings Plan:

We have audited the accompanying statements of assets available for benefits of San Diego Gas & Electric Company Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in assets available for benefits of the Plan for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 5, 2002

1

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2001 AND 2000

(DOLLARS IN THOUSANDS)

	2001	2000
CASH AND CASH EQUIVALENTS	$1	$—

INVESTMENT:
At fair value:
Investment in Master Trust	315,990	339,283

RECEIVABLES:
Dividends	1,437	1,557
Employer contributions	1,489	1,469

Total receivables	2,926	3,026

ASSETS AVAILABLE FOR BENEFITS	$318,917	$342,309

See notes to financial statements.

2

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2001 AND 2000

(DOLLARS IN THOUSANDS)

	2001	2000
ADDITIONS:
Net investment income:
Equity in net investment income of the Master Trust	$6,308	$43,881
Less investment expenses	106	99

Net investment income	6,202	43,782

Contributions:
Employer	5,417	5,455
Participating employees	16,816	17,245

Total contributions	22,233	22,700

Net additions	28,435	66,482

DEDUCTIONS:
Distributions to participants or their beneficiaries	50,180	37,968
Transfers to plans of related entities	1,647	1,756

Total deductions	51,827	39,724

NET (DECREASE) INCREASE	(23,392)	26,758
ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	342,309	315,551

End of year	$318,917	$342,309

See notes to financial statements.

3

SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

1.    PLAN DESCRIPTION AND RELATED INFORMATION

        The following description of the San Diego Gas & Electric Company Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

        General—The Plan is a defined contribution plan that provides employees of San Diego Gas & Electric Company (the "Company" or "Employer") with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. Employees make regular savings investments in common stock of Sempra Energy, the Parent Company, and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

        The Plan was amended, effective June 1, 2000, to allow for automatic deferrals for employees who neither elect a specific deferral percentage, nor elect not to participate in the Plan. The automatic deferral is an amount equal to 3% of eligible pay and the investment vehicle is the Retirement Strategy Trust—Balanced Fund.

        Administration—Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the Plan, including recordkeeping, trustee fees and investment management fees.

        Contributions—Contributions to the Plan can be made under the following provisions:

          Participating Employee Contributions—Pursuant to Section 401(a) of the Internal Revenue Code (the "IRC"), participants may contribute up to 15% of eligible pay on a pre-tax basis, an after-tax basis, or a combination. Total individual pre-tax contributions in 2001 and 2000 were limited by law to $10,500.

          Employer Nonelective Matching Contributions—The Company makes matching contributions to the Plan equal to 50% of each participant's contribution, up to the first 6% of eligible pay. The Company's matching contributions are invested in Sempra Energy common stock.

          Discretionary Incentive Contribution—If established performance goals and targets of Sempra Energy are met in accordance with the terms of the incentive match guidelines established each year, the Company will make an additional incentive contribution as determined by the Board of Directors of Sempra Energy. For 2001 and 2000, incentive contributions of 1% of eligible compensation were made. The incentive contributions were made on March 15, 2002 and 2001 to all employees employed on December 31, 2001 and 2000, respectively. The contributions were made in the form of cash which was then used to purchase Sempra Energy common stock.

        Participant Accounts—Separate accounts are maintained for each participant. Each participant's account is credited with the participant's contributions, the Employer's nonelective matching contribution and discretionary incentive contribution, and an allocation of investment earnings of the Plan and fees. Allocations are based on participants' contributions or account balances, as defined in the Plan document.

4

        Vesting—All participant accounts are fully vested and nonforfeitable.

        Investment Options—All investments are held by the Sempra Energy Master Trust (the "Master Trust") (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock or specific mutual funds offered by T. Rowe Price and Fidelity Investment Managers. In addition, investment choices were increased to allow participants to invest in a broad range of funds through a brokerage window. Participants may invest a maximum of 50% of the value of their accounts (excluding the Employer Contribution Account) in the brokerage window.

        Payment of Dividends—Active employees have the option to receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances or to reinvest the dividends in Sempra Energy common stock. Cash dividends will automatically be passed through to former employees who have terminated or retired and elected to leave their accounts in the Plan.

        Payment of Benefits—Participants receive their vested account balance in a single lump sum payment in cash following their termination of employment with the Company, retirement date, permanent disability or in the event of death.

        Termination of the Plan—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination, the assets of the plan will be distributed to the participants.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Accounting—The Plan's financial statements are prepared on the accrual basis of accounting.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results may differ from those estimates.

        Investment Valuation and Income Recognition—The Plan's investments are stated at fair value based on quoted market prices. Loans are carried at cost plus accrued interest, which approximates fair value. Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        Benefit Payments—Payments are recorded when paid.

5

3.    TAX STATUS

        On May 23, 1995, the Internal Revenue Service issued the Plan a determination letter stating that the Plan, as then designed, was in compliance with the applicable sections of the IRC, and the underlying trust is therefore exempt from taxation under Section 501(a) of the IRC. The Plan has been amended since receiving the determination letter. The Plan's administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

4.    PARTICIPANT LOANS

        The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have one loan outstanding. Loans have a maximum repayment period of five years. All loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made.

5.    INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

        The Plan's assets are held in a trust account at T. Rowe Price, the trustee of the Plan, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy, for investment and administrative purposes. The Plan had interests of approximately 33% and 36% in the assets available for benefits of the Master Trust at December 31, 2001 and 2000, respectively.

        Net earnings of the Master Trust are allocated daily by T. Rowe Price to each participant account. Net earnings include interest income, dividend income and net appreciation (depreciation) of investments. Benefit payments, contributions and expenses are made on a specific-identification basis.

        The assets available for benefits of the Master Trust at December 31, 2001 and 2000 are summarized as follows:

	2001	2000
Sempra Energy common stock	$530,473	$500,667
Common/collective trusts	282,049	313,620
Mutual funds	123,453	111,345
Participant loans	22,794	17,050

Assets available for benefits	$958,769	$942,682

6

        Net appreciation (depreciation) and, dividend and interest income for the Master Trust for the year ended December 31, 2001 and 2000 are as follows:

	2001	2000
Net appreciation (depreciation) of investments:
Sempra Energy common stock	$30,265	$129,233
Common/collective trusts	(33,132)	(19,126)
Mutual funds	1,281	(8,048)
Dividends	22,802	31,988
Interest	1,930	1,369

        The following investments represent 5% or more of the Plan's assets at December 31, 2001 and 2000:

	2001	2000
Sempra Energy common stock	$166,369	$168,336
T. Rowe Price Equity Index Trust	66,574	85,545
T. Rowe Price Small-Cap Stock Fund	34,150	35,283

        The Plan and Master Trust invest in various securities as detailed above. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

6.    NON-PARTICIPANT DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

        The Company's contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as non-participant directed investments. Information about the Plan's assets and the significant components of the Plan's changes in assets relating to the Sempra Energy common stock for the years ended December 31, 2001 and 2000 are as follows:

	2001	2000
Assets:
Sempra Energy common stock in the Master Trust	$86,581	$89,083

Changes in Assets:
Contributions	$5,417	$5,455
Net investment income	8,894	25,232
Distributions to participants or their beneficiaries	(14,923)	(8,871)
Transfers to plans of related entities	(413)	(174)

Total changes in assets	$(1,025)	$21,642

* * * * * * *

7

SEMPRA ENERGY
SAVINGS PLAN

Financial Statements for the Years Ended
December 31, 2001 and 2000 and
Independent Auditors' Report

SEMPRA ENERGY SAVINGS PLAN

Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000 AND FOR THE YEARS THEN ENDED:
Statements of Assets Available for Benefits	2
Statements of Changes in Assets Available for Benefits	3
Notes to Financial Statements	4-7

        Certain schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the trustee of the Master Trust in which the Plan participates.

INDEPENDENT AUDITORS' REPORT

Sempra Energy Savings Plan:

We have audited the accompanying statements of assets available for benefits of Sempra Energy Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in assets available for benefits of the Plan for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 5, 2002

1

SEMPRA ENERGY SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2001 AND 2000

(DOLLARS IN THOUSANDS)

	2001	2000
CASH AND CASH EQUIVALENTS	$11	$—

INVESTMENT:
At fair value:
Investment in Master Trust	131,014	121,172

RECEIVABLES:
Dividends	528	479
Employer contributions	1,272	1,044
Participants' contributions	—	6

Total receivables	1,800	1,529

ASSETS AVAILABLE FOR BENEFITS	$132,825	$122,701

See notes to financial statements.

2

SEMPRA ENERGY SAVINGS PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2001 AND 2000

(DOLLARS IN THOUSANDS)

	2001	2000
ADDITIONS:
Net investment income:
Equity in net investment income of the Master Trust	$499	$11,219
Less investment expenses	39	27

Net investment income	460	11,192

Contributions:
Employer	4,337	3,924
Participating employees	12,217	10,979

Total contributions	16,554	14,903

Transfers from plans of related entities	258	5,118

Total additions	17,272	31,213
DEDUCTION:
Distributions to participants or their beneficiaries	7,148	24,906

NET INCREASE	10,124	6,307
ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	122,701	116,394

End of year	$132,825	$122,701

See notes to financial statements.

3

SEMPRA ENERGY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

1.    PLAN DESCRIPTION AND RELATED INFORMATION

        The following description of the Sempra Energy Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

        General—The Plan is a defined contribution plan that provides employees of Sempra Energy or any affiliate who has adopted this Plan (the "Company" or "Employer") with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. Employees may make regular savings investments in Sempra Energy common stock and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

        The Plan was amended to allow Employer contributions to be funded, in part, from the Sempra Energy Stock Ownership Plan and Trust, effective January 1, 2000.

        The Plan was amended, effective June 1, 2000, to allow for automatic deferrals for employees who neither elect a specific deferral percentage, nor elect not to participate in the Plan. The automatic deferral is an amount equal to 3% of eligible pay and the investment vehicle is the Retirement Strategy Trust-Balanced Fund.

        Effective July 1, 2000, Sempra Energy Services Savings Plan assets held in the Sempra Energy Savings Master Trust (the "Master Trust") at T. Rowe Price Trust Company ("T. Rowe Price"), merged with the Sempra Energy Savings Plan. All remaining assets of the Sempra Energy Services Savings Plan transferred into the Plan in April 2002.

        Administration—Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the Plan, including recordkeeping, trustee fees and investment management fees.

        Contributions—Contributions to the Plan can be made under the following provisions:

          Participating Employee Contributions—Pursuant to Section 401(a) of the Internal Revenue Code (the "IRC"), each participant may contribute up to 15% of eligible pay on a pre-tax basis, an after-tax basis, or a combination. Total individual pre-tax contributions in calendar years 2001 and 2000 were limited by law to $10,500.

          Employer Nonelective Matching Contributions—The Company makes matching contributions to the Plan equal to 50% of each participant's contribution up to the first 6% of eligible pay. The Company's matching contributions are invested in Sempra Energy common stock. Employer contributions are funded, in part, from the Sempra Energy Stock Ownership Plan and Trust.

4

          Discretionary Incentive Contribution—If established performance goals and targets of Sempra Energy are met in accordance with the terms of the incentive match guidelines established each year, the Company will make an additional matching contribution as determined by the Board of Directors of Sempra Energy. For 2001 and 2000, incentive contributions of 1% of eligible compensation were made. The incentive contributions were made on March 15, 2002 and 2001 to all employees employed on December 31, 2001 and 2000, respectively. The contributions were made in the form of Company stock.

        Participant Accounts—Separate accounts are maintained for each participant. Each participant's account is credited with the participant's contributions and the Employer's nonelective matching contribution, discretionary incentive contribution, and an allocation of investment earnings of the Plan and fees. Allocations are based on participants' contributions or account balances, as defined in the Plan document.

        Vesting—All participant accounts are fully vested and nonforfeitable at all times.

        Investment Options—All investments are held by the Sempra Energy Master Trust (the "Master Trust") (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock or specific mutual funds offered by T. Rowe Price and Fidelity Investment Managers. In addition, investment choices were increased to allow participants to invest in a broad range of funds through a brokerage window. Participants may invest a maximum of 50% of the value of their accounts (excluding the Employer Contribution Account) in the brokerage window.

        Payment of Benefits—Participants receive their vested account balance in a single lump sum payment in cash following their termination of employment with the Company, retirement date, permanent disability or in the event of death.

        Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, the assets of the plan will be distributed to the participants.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Accounting—The Plan maintains its financial statements on the accrual basis of accounting.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

        Investment Valuation and Income Recognition—The Plan's investments are stated at fair value based on quoted market prices. Loans are carried at cost plus accrued interest, which approximates fair value. Purchases and sales of securities are recorded on trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        Benefit Payments—Payments are recorded when paid.

5

3.    TAX STATUS

        The Company has requested from the Internal Revenue Service a determination letter stating that the Plan, as designed, is in compliance with the applicable requirements of the IRC. The Plan's administrator and the Plan's tax counsel believe that the Plan is designed and operated in accordance with the applicable sections of the IRC, and that the underlying trust is exempt from taxation under Section 501(a) of the IRC.

4.    PARTICIPANT LOANS

        The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. Loans have a maximum repayment period of five years and primary residence loans are amortized over 15 years. All loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made.

5.    INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

        The Plan's assets are held in a trust account at T. Rowe Price, the trustee of the Plan, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy for investment and administrative purposes. The Plan has an approximate interest of 14% and 13% in the assets available for benefits of the Master Trust at December 31, 2001 and 2000 respectively.

        Net earnings of the Master Trust are allocated daily by T. Rowe Price to each participant account balance. Net earnings include interest income, dividend income and net appreciation (depreciation) of investments. Benefit payments, contributions and expenses are made on a specific-identification basis.

        The assets available for benefits of the Master Trust at December 31, 2001 and 2000 are summarized as follows:

	2001	2000
Sempra Energy common stock	$530,473	$500,667
Common/collective trusts	282,049	313,620
Mutual funds	123,453	111,345
Participant loans	22,794	17,050

	$958,769	$942,682

6

        Net appreciation (depreciation), dividend and interest income of the Master Trust for the year ended December 31, 2001 and 2000 is summarized as follows:

	2001	2000
Net appreciation (depreciation) of investments:
Sempra Energy common stock	$30,265	$129,233
Common/collective trusts	(33,132)	(19,126)
Mutual funds	1,281	(8,048)
Dividends	22,802	31,988
Interest	1,930	1,369

        The following presents investments that represent 5% or more of the Plan's assets at December 31, 2001 and 2000:

	2001	2000
Sempra Energy common stock	$52,042	$45,068
T. Rowe Price Equity Index Trust	33,279	35,790
T. Rowe Price Small-Cap Stock Fund	13,400	11,372
T. Rowe Price Retirement Strategy Trust—Balanced	7,046	6,243

        The Plan and Master Trust invest in various securities as detailed above. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

6.    NON-PARTICIPANT DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

        The Company's contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as non-participant directed investments. Information about the Plan's assets and the significant components of the Plan's changes in assets relating to the non-participant directed investments for the year ended December 31, 2001 and 2000 are as follows:

	2001	2000
Assets:
Sempra Energy common stock	$35,409	$29,553

Changes in Assets:
Contributions	$4,337	$3,924
Net investment income	3,372	8,431
Distributions to participants or their beneficiaries	(1,769)	(5,182)
Transfers (to) from plans of related entities	(81)	979

Total changes in assets	$5,859	$8,152

* * * * * *

7

SEMPRA ENERGY TRADING
RETIREMENT SAVINGS
PLAN

Financial Statements for the Years Ended
December 31, 2001 and 2000 and
Independent Auditors' Report

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000 AND FOR THE YEARS THEN ENDED:
Statements of Assets Available for Benefits	2
Statements of Changes in Assets Available for Benefits	3
Notes to Financial Statements	4-7

        Certain schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the Trustee of the Master Trust in which the Plan participates.

INDEPENDENT AUDITORS' REPORT

Sempra Energy Trading Retirement Savings Plan:

We have audited the accompanying statements of assets available for benefits of Sempra Energy Trading Retirement Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 5, 2002

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2001 and 2000

(DOLLARS IN THOUSANDS)

	2001	2000
INVESTMENT:
At fair value:
Investment in Master Trust	$9,079	$6,642

RECEIVABLES:
Dividends	33	22
Employer contributions	244	189

Total receivables	277	211

ASSETS AVAILABLE FOR BENEFITS	$9,356	$6,853

See notes to financial statements.

2

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2001 AND 2000

(DOLLARS IN THOUSANDS)

	2001	2000
ADDITIONS:
Net investment (loss) income:
Equity in net investment (loss) income of the Master Trust	$(7)	$486
Less investment expenses	3	2

Net investment (loss) income	(10)	484

Contributions:
Employer	859	613
Participating employees	1,883	1,417

Total contributions	2,742	2,030

Total additions	2,732	2,514

DEDUCTIONS:
Distributions to participants or their beneficiaries	250	457
Transfers (from) to plans of related entities	(21)	70

Total deductions	229	527

NET INCREASE	2,503	1,987
ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	6,853	4,866

End of year	$9,356	$6,853

See notes to financial statements.

3

SEMPRA ENERGY TRADING RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2001 AND 2000

1.    PLAN DESCRIPTION AND RELATED INFORMATION

        The following description of the Sempra Energy Trading Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

        General—The Plan is a defined contribution plan that provides employees of Sempra Energy Trading or any affiliate who has adopted this Plan (the "Company" or "Employer") with retirement benefits. Employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. Employees may make regular savings investments in common stock of Sempra Energy, the Parent Company, and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

        The Plan was amended, effective June 1, 2000, to allow for automatic deferrals for employees who neither elect a specific deferral percentage, nor elect not to participate in the Plan. The automatic deferral is an amount equal to 3% of eligible pay and the investment vehicle is the Retirement Strategy Trust—Balanced Fund.

        Administration—Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the Plan, including recordkeeping, trustee fees and investment management fees.

        Contributions—Contributions to the Plan can be made under the following provisions:

          Participating Employee Contributions—Pursuant to Section 401(a) of the Internal Revenue Code (the "IRC"), each participant may contribute, up to 15% of eligible pay on a pre-tax basis, an after-tax basis, or a combination. Total individual pre-tax contributions in 2001 and 2000 were limited by law to $10,500.

          Employer Nonelective Matching Contribution—After one year of service in which an employee worked at least 1,000 hours of service, the Company makes contributions to the Plan based on the participant's contributions and years of service as follows:

Less than five years of service	1/3 of participant contributions up to 6% of eligible pay
Five to nine years of service	2/3 of participant contributions up to 6% of eligible pay
Ten years or more of service	100% of participant contributions up to 6% of eligible pay

        The Company may also provide an additional matching contribution of 15% of the participant's total pre-tax contribution, subject to certain limitations described in the Plan document.

        The Company's matching contributions are invested in Sempra Energy common stock.

4

          Discretionary Incentive Contribution—If established performance goals and targets of Sempra Energy are met in accordance with the terms of the incentive match guidelines established each year, the Company will make an additional incentive contribution as determined by the Board of Directors of Sempra Energy. For 2001 and 2000, incentive contributions of 1% of eligible compensation were made. The incentive contributions were made on March 15, 2002 and 2001 to all employees employed on December 31, 2001 and 2000, respectively. The contributions were made in the form of cash which was then used to purchase Sempra Energy common stock.

        Participant Accounts—Separate accounts are maintained for each participant. Each participant employee's account is credited with the participant's contributions, the Employer's non-elective matching contribution and discretionary incentive contribution, and an allocation of investment earnings of the Plan and fees. Allocations are based on participants' contributions or account balances, as defined in the Plan document.

        Vesting—All participant accounts are fully vested and nonforfeitable at all times.

        Investment Options—All investments are held by the Sempra Energy Master Trust (the "Master Trust") (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock or specific mutual funds offered by T. Rowe Price and Fidelity Investment Managers. In addition, investment choices were increased to allow participants to invest in a broad range of funds through a brokerage window. Participants may invest a maximum of 50% of the value of their accounts (excluding the Employer Contribution Account) in the brokerage window.

        Payment of Benefits—Participants receive their vested account balance in a single lump sum payment in cash following their termination of employment with the Company, retirement date, permanent disability or in the event of death.

        Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination, the assets of the plan will be distributed to the participants.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Accounting—The Plan maintains its financial statements on the accrual basis of accounting.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

        Investment Valuation and Income Recognition—The Plan's investments are stated at fair value based on quoted market prices. Loans are carried at cost plus accrued interest, which approximates fair value. Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        Benefit Payments—Payments are recorded when paid.

5

3.    TAX STATUS

        The Company has requested from the Internal Revenue Service a determination letter stating that the Plan, as designed, is in compliance with the applicable requirements of the IRC. The Plan's administrator and the Plan's tax counsel believe that the Plan is designed and operated in accordance with the applicable sections of the IRC, and that the underlying trust is exempt from taxation under Section 501(a) of the IRC.

4.    PARTICIPANT LOANS

        The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. Loans have a maximum repayment period of five years and primary residence loans have a maximum repayment period of 15 years. All loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made.

5.    INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

        The Plan's assets are held in a trust account at T. Rowe Price, the trustee of the Plan, and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy, for investment and administrative purposes. The Plan had an approximate 1% interest in the assets available for plan benefits of the Master Trust at both December 31, 2001 and 2000.

        Net earnings of the Master Trust are allocated daily by T. Rowe Price to each participant account. Net earnings include interest income, dividend income and net appreciation (depreciation) of investments. Benefit payments, contributions and expenses are made on a specific-identification basis.

        The assets available for benefits of the Master Trust at December 31, 2001 and 2000 are summarized as follows:

	2001	2000
Sempra Energy common stock	$530,473	$500,667
Common/collective trusts	282,049	313,620
Mutual funds	123,453	111,345
Participant loans	22,794	17,050

Assets available for benefits	$958,769	$942,682

6

        Net appreciation (depreciation) and dividends and interest income for the Master Trust for the years ended December 31, 2001 and 2000 are as follows:

	2001	2000
Net appreciation (depreciation) of investments:
Sempra Energy common stock	$30,265	$129,233
Common/collective trusts	(33,132)	(19,126)
Mutual funds	1,281	(8,048)
Dividends	22,802	31,988
Interest	1,930	1,369

        The following investments represent 5% or more of the Plan's assets at December 31, 2001 and 2000:

	2001	2000
Sempra Energy common stock	$3,198	$2,024
T. Rowe Price Equity Index Trust	1,725	1,620
T. Rowe Price Small-Cap Stock Fund	1,153	795
T. Rowe Price Retirement Strategy Trust—Conservative Growth	697	585
T. Rowe Price Retirement Strategy Trust—Balanced Fund	541	372
Fidelity Select International Fund	504	476

        The Plan and Master Trust invest in various securities as detailed above. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

6.    NON-PARTICIPANT DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

        The Company's contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as non-participant directed investments. Information about the Plan's assets and the significant components of the Plan's changes in assets relating to the non-participant directed investments for the years ended December 31, 2001 and 2000 are as follows:

	2001	2000
Assets:
Sempra Energy common stock in the Master Trust	$2,942	$1,886

Changes in Assets:
Contributions	$859	$614
Net investment income	286	470
Distributions to participants or their beneficiaries	(86)	(99)
Transfers from (to) plans of related entities	1	(21)

Total changes in assets	$1,060	$964

* * * * * *

7

SOUTHERN CALIFORNIA
GAS COMPANY
RETIREMENT SAVINGS
PLAN

Financial Statements for the Years Ended
December 31, 2001 and 2000 and
Independent Auditors' Report

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000 AND FOR THE YEARS THEN ENDED:
Statements of Assets Available for Benefits	2
Statements of Changes in Assets Available for Benefits	3
Notes to Financial Statements	4-7

        Certain schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because of the absence of conditions under which they are required or as they are filed by the trustee of the Master Trust in which the Plan participates.

INDEPENDENT AUDITORS' REPORT

Southern California Gas Company Retirement Savings Plan:

We have audited the accompanying statements of assets available for benefits of Southern California Gas Company Retirement Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in assets available for benefits of the Plan for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

San Diego, California
June 5, 2002

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2001 AND 2000

(DOLLARS IN THOUSANDS)

	2001	2000
CASH AND CASH EQUIVALENTS	$215	$80

INVESTMENT:
At fair value:
Investment in Master Trust	502,686	475,586

RECEIVABLES:
Dividends	2,717	2,626
Employer contributions	887	827

Total receivables	3,604	3,453

ASSETS AVAILABLE FOR BENEFITS	$506,505	$479,119

See notes to financial statements.

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2001 AND 2000

(DOLLARS IN THOUSANDS)

	2001	2000
ADDITIONS:
Net investment income:
Equity in net investment income of the Master Trust	$16,347	$76,783
Less investment expenses	205	148

Net investment income	16,142	76,635

Contributions:
Employer	7,596	7,566
Participating employees	22,094	19,234

Total contributions	29,690	26,800

Net additions	45,832	103,435

DEDUCTIONS:
Distributions to participants or their beneficiaries	19,542	53,484
Transfers (from) to plans of related entities	(1,096)	818

Total deductions	18,446	54,302

NET INCREASE	27,386	49,133
ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	479,119	429,986

End of year	$506,505	$479,119

See notes to financial statements.

SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

1.    PLAN DESCRIPTION AND RELATED INFORMATION

        The following description of the Southern California Gas Company Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

        General—The Plan is a defined contribution plan that provides employees of Southern California Gas Company (the "Company" or "Employer") with retirement benefits. Effective January 1, 2001, all employees may participate immediately in the Plan and, after one year in which they complete 1,000 hours of service, receive an employer matching contribution. For the year ended December 31, 2000, employees who are covered by a collective bargaining agreement may participate upon completion of one year of service in which they work 1,000 hours and immediately receive an employer matching contribution. Employees may make regular savings investments in common stock of Sempra Energy, the Parent Company, and other optional investments permitted by the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

        The Plan was amended effective June 1, 2000, to allow for automatic deferrals for employees who neither elect a specific deferral percentage, nor elect not to participate in the Plan. The automatic deferral is an amount equal to 3% of eligible pay and the investment vehicle is the Retirement Strategy Trust—Balanced Fund.

        Administration—Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. Certain administrative expenses are paid directly by the Company, such as legal and accounting fees. All investment expenses are paid by the Plan, including recordkeeping, trustee fees and investment management fees.

        Contributions—Contributions to the Plan can be made under the following provisions:

          Participating Employee Contributions: Non-Represented Employees—Pursuant to Section 401(a) of the Internal Revenue Code (the "IRC"), each participant may contribute up to 15% of eligible pay on a pre-tax basis, an after-tax basis, or a combination. Total individual pre-tax contributions in 2001 and 2000 were limited by law to $10,500.

          Participating Employee Contributions: Represented Employees—Pursuant to Section 401(a) of the IRC, effective January 1, 2001 each participant may contribute up to 15% of eligible pay on a pre-tax basis, an after-tax basis, or a combination. Prior to 2001, each participant was eligible to contribute up to 15% (up to 9% pre-tax) of base pay. Total individual pre-tax contributions in 2001 and 2000 were limited by law to $10,500.

          Employer Nonelective Matching Contribution—The Company makes matching contributions to the Plan equal to 50% of each participant's contribution, up to the first 6% of eligible pay. The Company's matching contributions are invested in Sempra Energy common stock. Employer contributions are funded in part from the Sempra Energy Employee Stock Ownership Plan and Trust. Both represented and non-represented employees are eligible for the employer nonelective matching contribution after completing one year of service.

          Discretionary Incentive Contribution—If established performance goals and targets of Sempra Energy are met in accordance with the terms of the incentive match guidelines established each year, the Company will make an additional incentive contribution as determined by the Board of Directors of Sempra Energy for non-represented employees. For 2001 and 2000, an incentive contribution of 1% of eligible compensation was made on March 15, 2002 and 2001 to all employees employed on December 31, 2001 and 2000, respectively. The contribution was made in the form of cash which was then used to purchase Sempra Energy common stock.

        Participant Accounts—Separate accounts are maintained for each participant. Each participant employee's account is credited with the participant's contributions, the Employer's nonelective matching contributions and discretionary incentive contributions and an allocation of investment earnings and fees. Allocations are based on participants' contributions or account balances, as defined in the Plan document.

        Vesting—All participant accounts are fully vested and nonforfeitable at all times.

        Investment Options—All investments are held by the Sempra Energy Master Trust (the "Master Trust") (see Note 5). Employees elect to have their contributions invested in increments of 1% in Sempra Energy common stock or specific mutual funds offered by T. Rowe Price and Fidelity Investment Managers. In addition, investment choices were increased to allow participants to invest in a broad range of funds through a brokerage window. Participants may invest a maximum of 50% of the value of their accounts (excluding the Employer Contribution Account) in the brokerage window.

        Payment of Dividends—Active employees have the option to receive distributions of cash dividends on the shares of Sempra Energy common stock in their account balances or to reinvest the dividends in Sempra Energy common stock. Cash dividends will automatically be passed through to former employees who have terminated or retired and elected to leave their accounts in the Plan.

        Payment of Benefits—Participants receive their vested account balance in a single lump sum payment in cash following their termination of employment with the Company, retirement date, permanent disability or in the event of death.

        Plan Termination—Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions and to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination, the assets of the plan will be distributed to the participants.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Accounting—The Plan maintains its financial statements on the accrual basis of accounting.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and disclosures at the date of the financial statements and the reported changes in net assets during the reporting period. Actual results could differ from those estimates.

        Investment Valuation and Income Recognition—The Plan's investments are stated at fair value based on quoted market prices. Loans are carried at cost plus accrued interest which approximates fair value. Purchases and sales of securities are recorded on the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

        Benefit Payments—Payments are recorded when paid.

3.    TAX STATUS

        On November 19, 1996, the Internal Revenue Service issued the Plan a favorable determination letter stating that the Plan, as then designed was in compliance with the applicable sections of the IRC, and the underlying trust is therefore exempt from taxation under Section 501(a) of the IRC. The Plan has been amended since receiving the determination letter. The Plan's administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

4.    PARTICIPANT LOANS

        The Plan permits participants to borrow against the balances in their individual accounts within the Master Trust. A participant is limited to borrowing a maximum of 50% of the value of his/her account balance or $50,000, whichever is less. The minimum amount that can be borrowed is $1,000, and the fee charged for processing a loan is paid by the participant who takes out the loan. Participants may have up to two loans outstanding, one of which can be a primary residence loan. Loans have a maximum repayment period of five years and primary residence loans have a maximum repayment period of 15 years. All loans bear interest at 1% above the prime rate, as published in the Wall Street Journal, at the time the loan is made.

5.    INVESTMENTS IN THE MASTER TRUST (DOLLARS IN THOUSANDS)

        The Plan's assets are held in a trust account at T. Rowe Price and consist of an interest in the Master Trust. Use of the Master Trust permits the commingling of the trust assets of two or more similar employee benefit plans sponsored by Sempra Energy, for investment and administrative purposes. The Plan had interests of approximately 52% and 51% in the assets available for plan benefits of the Master Trust at December 31, 2001 and 2000, respectively.

        Net earnings of the Master Trust are allocated daily by T. Rowe Price to each participant account. Net earnings include interest income, dividend income and net appreciation (depreciation) of investments. Benefit payments, contributions and expenses are made on a specific-identification basis.

        The assets available for benefits of the Master Trust at December 31, 2001 and 2000 are summarized as follows:

	2001	2000
Sempra Energy common stock	$530,473	$500,667
Common/collective trusts	282,049	313,620
Mutual funds	123,453	111,345
Participant loans	22,794	17,050

Assets available for benefits	$958,769	$942,682

        Net appreciation (depreciation) and dividend and interest income for the Master Trust for the years ended December 31, 2001 and 2000 are as follows:

	2001	2000
Net appreciation (depreciation) of investments:
Sempra Energy common stock	$30,265	$129,233
Common/collective trusts	(33,132)	(19,126)
Mutual funds	1,281	(8,048)
Dividends	22,802	31,988
Interest	1,930	1,369

        The following investments represent 5% or more of the Plan's assets at December 31, 2001 and 2000:

	2001	2000
Sempra Energy common stock	$308,863	$285,239
T. Rowe Price Equity Index Trust	83,455	94,192

        The Plan and Master Trust invest in various securities as detailed above. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with investment securities, it is reasonably possible that changes in the values of certain investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of assets available for plan benefits.

6.    NON-PARTICIPANT DIRECTED INVESTMENTS (DOLLARS IN THOUSANDS)

        The Company's contributions to the Plan are invested solely in Sempra Energy common stock. These contributions are classified as non-participant directed investments. Information about the Plan's assets and the significant components of the Plan's changes in assets relating to the non-participant directed investments for the years ended December 31, 2001 and 2000 are as follows:

	2001	2000
Assets:
Sempra Energy common stock in the Master Trust	$142,929	$128,804

Changes in Assets:
Contributions	$7,596	$7,566
Net investment income	12,387	36,833
Distributions to employees, retirees or their beneficiaries	(6,228)	(11,661)
Transfers from (to) plans of related entities	309	(146)

Total changes in assets	$14,064	$32,592

* * * * * *

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Plans' sponsors have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

San Diego Gas & Electric Company Savings Plan

Date: June 26, 2002	/s/ G. JOYCE ROWLAND G. Joyce Rowland, Senior Vice President HR
Sempra Energy Savings Plan

Date: June 26, 2002	/s/ G. JOYCE ROWLAND G. Joyce Rowland, Senior Vice President HR
Sempra Energy Trading Retirement Savings Plan

Date: June 26, 2002	/s/ G. JOYCE ROWLAND G. Joyce Rowland, Senior Vice President HR
Southern California Gas Company Retirement Savings Plan

Date: June 26, 2002	/s/ G. JOYCE ROWLAND G. Joyce Rowland, Senior Vice President HR

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SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN TABLE OF CONTENTS
SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2001 AND 2000 (DOLLARS IN THOUSANDS)
SAN DIEGO GAS & ELECTRIC COMPANY SAVINGS PLAN STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2001 AND 2000 (DOLLARS IN THOUSANDS)
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SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN TABLE OF CONTENTS
SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2001 AND 2000 (DOLLARS IN THOUSANDS)
SOUTHERN CALIFORNIA GAS COMPANY RETIREMENT SAVINGS PLAN STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS YEARS ENDED DECEMBER 31, 2001 AND 2000 (DOLLARS IN THOUSANDS)
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SIGNATURES